August 22, 2011

VIA U.S. MAIL
Scott C. Durocher, Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06301

Re: Lincoln New York Account N for Variable Annuities
        Lincoln Life & Annuity Company of New York
        Initial Registration Statement on Form N-4
        File Nos. 333-176213 and 811-9763

Dear Mr. Durocher:

        The staff has reviewed the above-referenced registration statement which the Commission received on August 10, 2011. Based on your representation that the filing is substantially similar to File Nos. 333-174367 and 811-8517, the filing received a selective review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the marked courtesy copy of the registration statement provided to the staff on August 11, 2011.

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

    b. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

2. Purchase Payments, page 31

    a. Please explain the consequences of making less than $300 worth of premium payments in a given year.

    b. This prospectus states that if you do not make the required premium payments, Lincoln may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities.

i. Please clarify whether this is referring to the $300 in annual payments (*e.g.*, you make less than $300 in premium payments in a given year) or the failure to make payments at the frequency described in the application. If the latter, please explain supplementally why you believe it is appropriate to refer to the contract as a *flexible* premium contract. In addition, please place in bold-faced type and in a prominent location that if you do not make premium payments at the frequency described in your application, Lincoln can terminate your contract.

ii. Please explain supplementally the applicability of state non-forfeiture law for individual deferred annuities to the contract offered through this prospectus (that does not have a fixed option other than as part of a dollar cost averaging program). State non-forfeiture law for individual deferred annuities is generally not applicable to variable annuities. See, e.g., N.Y. INS. LAW § 4223(b) (2011).

iii. Please clarify whether the ability to terminate the contract applies when receiving guaranteed payments under one of the Living Benefit riders.

3. Transfers On or Before the Annuity Commencement Date, page 32

Please remove any disclosure regarding restrictions on transfers from the fixed account that are not applicable to this contract.

4. Additional Services - Dollar Cost Averaging, page 35

Please clarify in the prospectus what happens if you cancel the DCA program. That is, since the fixed account is only offered in connection with the DCA, where does the value in the fixed account go and is it subject to an interest adjustment?

5. Impact to Withdrawal Calculations of Death Benefits before Annuity Commencement Date, page 48

The second to last full sentence of the page is confusing. Please revise.

6. Fixed Side of Contract, pages 64

Please reiterate that the fixed side of the contract is currently available for dollar cost averaging only.

7. Small Contract Surrenders, page 64

Please clarify the meaning of the third bullet point.

8. Part C - Item 32(d) - Fee Representation

Please replace "Lincoln New York" with the full name of the depositor.

9. Part C - Power of Attorney

   Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement. *See* Rule 483(b) of the 1933 Act.

10. Financial Statements, Exhibits, and Other Information

    Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

11. Tandy Comment

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

   Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products